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09040235

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque and Co.,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Tryon Street Ste 2710
(No. and Street)

Charolotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J.Kevin Griffin (704-295-8903)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 E. Broad Street (Address) Greenville (City) South Carolina (State) 29601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 06 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kevin Griffin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fennebresque and Co., LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENNEBRESQUE AND CO., LLC
CHARLOTTE, NORTH CAROLINA

TABLE OF CONTENTS

ElliottDavis

Elliott Davis, PLLC
Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members
Fennebresque and Co., LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Fennebresque and Co., LLC as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fennebresque and Co., LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Elliott Davis, PLLC

Greenville, South Carolina
February 21, 2009

FENNEBRESQUE AND CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	201,462
Receivable from customers		3,186
Furniture, equipment, and leashold improvements, at cost, less accumulated depreciation and of $3,534		11,449
Prepaid expenses		3,988
Total assets	**$**	**220,085**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	610
MEMBERS' EQUITY		
Contributed capital		925,000
Retained deficit		(705,525)
Total members' equity		219,475
Total liabilities and members' equity	**$**	**220,085**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF OPERATIONS
for the year ended December 31, 2008

REVENUES		
Retainer fee income	$	60,000
Interest income		8,133
Other		10,543
Total revenues		78,676
EXPENSES		
Employee compensation and benefits		344,300
Occupancy and equipment		23,148
Rent		39,456
Advertising, marketing, and promotion		49,960
Communications and data processing		45,243
Professional fees		53,035
License and registration fees		11,252
Other general and administrative		37,807
Total expenses		604,201
Net loss	$	(525,525)

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2008

	Contributed Capital	Retained Deficit	Total Members' Equity
January 1, 2008	$ -	$ -	$ -
Net loss		(525,525)	(525,525)
Capital infusion	525,000	-	525,000
Member contributions	400,000	-	400,000
Member distributions	-	(180,000)	(180,000)
December 31, 2008	**$ 925,000**	**$ (705,525)**	**$ 219,475**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF CASH FLOWS
for the year ended December 31, 2008

OPERATING ACTIVITIES	
Net loss	$ (525,525)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	3,534
Net change in operating assets and liabilities	
Accounts receivable	(3,186)
Prepaid expenses	(3,988)
Accounts payable	610
Net cash used in operating activities	(528,555)
INVESTING ACTIVITIES	
Purchase of furniture, fixtures, and equipment	(14,983)
Net cash used for investing activities	(14,983)
FINANCING ACTIVITIES	
Capital contributions	925,000
Distributions paid	(180,000)
Net cash provided by financing activities	745,000
Net increase in cash	201,462
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	**$ 201,462**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	**$ 10**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business activity and regulation

Fennebresque and Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC, ("Holding Company") whose only assets are ownership interest in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only do institutional business and will not have a retail client base.

Recognition of revenue

Retainer fees are recognized when received as the fee is nonrefundable and deemed to be earned when received.

Office furniture and equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the members' individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

Effective January 1, 2008 the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value

hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2008 are as follows:

	Quoted Market Price in active markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 201,462	$ --	$ --

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company was initially capitalized with $950,000 of cash from the Holding Company. There is no requirement for the Company to repay the cash infusion. The initial capital infusion consisted of both equity and subordinated debt, split between $400,000 of equity and $550,000 of subordinated debt. In July 2008, a member left and his $25,000 Holding Company subordinated debt was repaid and interest on the note was forgiven. In February 2009, two new members invested a total of $250,000 into Holding Company in exchange for a convertible subordinated note and ownership interest. Holding Company infused that cash into the Company.

NOTE 3 – RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2008, the Company had net capital of $204,038 under Rule 15c3-1, which was $199,038 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company paid has an obligation under an operating sublease with its attorney for its primary office space. During 2008, the Company paid $39,456 related to this obligation. Rent expense for 2009 under this obligation until its expiration in 2009 is expected to be $15,728.

The ultimate repayment of subordinated debt at Holding Company is contingent upon distributions from the Company but the Company is under no obligation to repay this debt.

NOTE 6 – CONCENTRATION OF CREDIT RISK

During 2008, the Company earned approximately 83% of its revenue from one client.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

FENNEBRESQUE AND CO., LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

TOTAL MEMBERS' EQUITY	$	219,475
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		219,475
DEDUCT		
Nonallowable assets		
Prepaid expenses		3,988
Book value of office furniture		11,449
NET CAPITAL	**$**	**204,038**
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 0.32% of aggregate indebtedness)	**$**	**5,000**
Excess net capital	**$**	**199,038**
Aggregate indebtedness:		
Accounts payable	**$**	**610**
Ratio, aggregate indebtedness to net capital		**0 to 1**

Reconciliation with company's computation (included in Part II of Form X-17A-5) as of December 31, 2008:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	206,509
Audit adjustments		(2,471)
Net capital, per above	**$**	**204,038**

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE IV

Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Fennebresque and Co., LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Fennebresque and Co., LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 21, 2009

FENNEBRESQUE AND CO., LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2008

Fennebresque and Co., LLC
(Name of Respondent)

100 N. Tryon Street. Ste. 2710
Charlotte, North Carolina 28202
(Address of principal executive office)

J. Kevin Griffin
Managing Director
Fennebresque and Co., LLC
100 N. Tryon Street. Ste. 2710
Charlotte, North Carolina 28202

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)